SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	November	2016
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 – 13562 Maycrest Way Richmond, British Columbia, Canada V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release – Neovasc Announces Update in Litigation with CardiAQ

Document 1

Neovasc Announces Update in Litigation with CardiAQ

NASDAQ: NVCN
TSX: NVC

VANCOUVER, Nov. 1, 2016 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ: NVCN) (TSX: NVC) reported today the findings of the Federal District Court regarding several post-trial motions stemming from a trial jury's verdict in May 2016.  CardiAQ filed suit against Neovasc in the United States District Court for the District of Massachusetts in 2014.

In the order, Judge Allison D. Burroughs ruled in favor of CardiAQ on the issue of inventorship of Neovasc's '964 Patent.  At the same time, the judge denied CardiAQ's motion for an injunction that would have shut down the development of Tiara™, thus allowing Neovasc to continue development and commercialization of Tiara™, while also denying Neovasc's motions for a new trial.  Judge Burroughs upheld the jury's verdict and US$70 million award against Neovasc, and awarded US$21 million in enhanced damages to that award.

"While we are disappointed with this outcome, we believe this decision affirms Neovasc's rights to advance the Tiara program and treat patients with this innovative technology and look forward to doing so," said Alexei Marko, CEO of Neovasc.  "We are very pleased with the clinical results to date and will continue to work with selected centers to implant Tiara in suitable patients in our TIARA-I Early Feasibility Trial and compassionate use programs."

Upon entry of a judgment by the trial court, Neovasc will immediately seek to stay the payment of the US$70 million damages award, and the enhancement to that award, until after an appeal of the basis for that award and enhancement is complete.  The Company will appeal the validity of the award, as well as the ruling on inventorship.  The appellate process may take up to a year to complete.

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products in development include the Tiara™, for the transcatheter treatment of mitral valve disease and the Neovasc Reducer™ for the treatment of refractory angina. The Company also sells a line of advanced biological tissue products that are used as key components in third-party medical products including transcatheter heart valves. For more information, visit: www.neovasc.com.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws regarding: the Company's intention to seek to stay the payment of the US$70 million damages award as well as the enhancement to that award pending the Company's appeal; the Company's intention to appeal the validity of the award, as well as the Court's ruling on inventorship; the Company's expectations with respect to the length of the appellate process; and the Company's ability to continue to develop and commercialize Tiara, and its plans and expectations with respect to Tiara, including the continued enrolment in the TIARA-I Early Feasibility Trial and compassionate use programs.  Words and phrases such as "we believe", "look forward", "will", "continue", "seek to stay", "will appeal", and "may take up to a year", are intended to identify these forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances.  Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: the conduct or possible outcomes of any actual or threatened legal proceedings, including the Company's ability to stay the payment of the award in the CardiAQ litigation and its ability to successfully appeal the validity of the award as well as the ruling on inventorship, which are inherently uncertain and which create material uncertainty that casts substantial doubt on the Company's ability to continue as a going concern; the potential impact on the Company's business of an adverse decision in the appeal on the question of inventorship even if the Company prevails on its appeal of the award; potential changes in circumstances relating to the Company's financing requirements, whether as a result of the CardiAQ litigation, unforeseen circumstances or otherwise; the Company's ability to raise additional funding; the potential benefits of the Neovasc Reducer™ and Tiara™ as compared with other products; successful enrollment of patients in studies and trials for the Neovasc Reducer™ and Tiara™; results of the trials and studies for the Neovasc Reducer™ and Tiara™ that meet the Company's expectations; the Company's receipt of any required local and institutional regulatory approvals and the timing and costs of obtaining such approvals; European enrollment in our clinical trials, studies and compassionate use cases and the success of applications in Europe; the Company's ability to protect its intellectual property; changes in business strategy or development plans; existing governmental regulations and changes in, or the failure to comply with, governmental regulations and general economic and business conditions, both nationally and in the regions in which the Company operates. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Information Form, which is included in its Annual Report on Form 40-F and Management's Discussion and Analysis of Financial Condition and Results of Operations (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements.  The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Neovasc Inc.

%CIK: 0001399708

For further information: Investor Relations, Neovasc Inc., Chris Clark, 604 248-4138, cclark@neovasc.com

CO: Neovasc Inc.

CNW 07:00e 01-NOV-16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)

Date: November 1, 2016	By:	/s/ Chris Clark
		Name:	Chris Clark
		Title:	Chief Financial Officer